                                                                  EXHIBIT (a)(1)

                          OFFER TO PURCHASE FOR CASH

                                      by

                                MGM GRAND, INC.

           UP TO 6,000,000 SHARES OF ITS COMMON STOCK AT A PURCHASE
                           PRICE OF $50.00 PER SHARE

          THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE
         AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, JULY 23, 1999
                        UNLESS THE OFFER IS EXTENDED.


  MGM Grand, Inc., a Delaware corporation, invites its stockholders to tender shares of its common stock, par value $.01 per share, to the company at a price of $50.00 per share in cash, upon the terms and subject to the conditions set forth in this offer to purchase, the related letter of transmittal and the option election form and related instructions, which together constitute the offer. As part of the offer, MGM Grand is permitting tenders of shares in connection with the conditional exercise by holders of exercisable stock options granted under our stock option plans having exercise prices below $50.00. We will pay $50.00 per share, net to the seller in cash, or, in the case of option shares, $50.00 less the exercise price and applicable withholding taxes, for up to 6,000,000 shares validly tendered and not withdrawn, upon the terms and subject to the conditions of the offer, including the proration terms. MGM Grand reserves the right, in its sole discretion, to purchase more than 6,000,000 shares pursuant to the offer.

  The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to certain other conditions. See Section 6.

  The common stock is listed and principally traded on the New York Stock Exchange, Inc. under the symbol "MGG." On June 10, 1999, the last full trading day on the NYSE prior to the announcement by the company of the offer, including the price and number of shares sought, the closing per share sales price as reported on the NYSE Composite Tape was $43.125. Stockholders are urged to obtain current market quotations for the shares. See Section 7.

  The board of directors of MGM Grand has approved the offer. However, stockholders must make their own decisions whether to tender shares and, if so, how many shares to tender. Neither MGM Grand nor its board of directors makes any recommendation as to whether to tender or refrain from tendering shares. MGM Grand has been advised that while most of its directors and senior executive officers do not intend to tender shares in the offer, some may tender shares they own as well as shares subject to exercisable options held by them. MGM Grand has been further advised that Kirk Kerkorian and Tracinda Corporation, a Nevada corporation wholly owned by Mr. Kerkorian, its principal stockholders, do not intend to tender any shares. However, Mr. Kerkorian has requested MGM Grand to register for sale by him up to 3,894,406 shares, which is the number of shares he owns directly and which is the approximate number of shares he and Tracinda could have sold in the offer had they elected to participate assuming full participation by all stockholders. Any such shares will only be sold by means of a prospectus after completion of the offer in the open market or through privately negotiated transactions as market conditions warrant and as he may determine.

                     THE DEALER MANAGER FOR THE OFFER IS:

                         Donaldson, Lufkin & Jenrette

             The Date of this Offer to Purchase is June 17, 1999.

                               TABLE OF CONTENTS

Section                                                                    Page
-------                                                                    ----
Summary...................................................................   4
Introduction..............................................................   5
The Offer.................................................................   6
 1. Number of Shares; Proration...........................................   6
 2. Tenders by Owners of Fewer than 100 Shares............................   8
 3. Procedure for Tendering Shares........................................   8
 4. Withdrawal Rights.....................................................  13
 5. Purchase of Shares and Payment of Purchase Price......................  14
 6. Certain Conditions of the Offer.......................................  15
 7. Price Range of Shares.................................................  17
 8. Background and Purpose of the Offer; Certain Effects of the Offer.....  17
 9. Interests of Directors and Executive Officers; Transactions and
   Arrangements Concerning the Shares.....................................  18
10. Source and Amount of Funds............................................  19
11. Certain Information about MGM Grand...................................  20
12. Effect of the Offer on the Market for Shares; Registration under the
   Securities Exchange Act................................................  27
13. Certain Legal Matters.................................................  28
14. Certain United States Federal Income Tax Consequences.................  28
15. Extension of the Offer; Termination; Amendments.......................  32
16. Fees and Expenses.....................................................  33
17. Miscellaneous.........................................................  34
SCHEDULE I--Certain Transactions Involving Shares.........................  35

                                   IMPORTANT

General

  Except as described below, any MGM Grand stockholder desiring to accept the offer should either:

  (1) complete and sign the letter of transmittal or a facsimile thereof in accordance with the instructions in the letter of transmittal, mail or deliver it with any required signature guarantee and any other required documents to ChaseMellon Shareholder Services, LLC as depositary, and either mail or deliver the stock certificates for such shares to the depositary, with all such other documents, or follow the procedure for book-entry delivery set forth in Section 3, or

  (2) request the stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her.

  An MGM Grand stockholder having shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such shares. Stockholders who desire to tender shares and whose certificates for such shares are not immediately available or who cannot comply with the procedure for book-entry transfer on a timely basis or whose other required documentation cannot be delivered to the depositary, in any case, by the expiration of the offer should tender such shares by following the procedures for guaranteed delivery set forth in Section 3. For shares to be properly tendered, the depositary must timely receive a properly completed letter of transmittal.

  If you have any questions or requests for assistance or for additional copies of this offer to purchase, the letter of transmittal or the notice of guaranteed delivery, please direct them to ChaseMellon Shareholder Services, LLC, as information agent, at its address and telephone number set forth on the back cover of this offer to purchase.

Special Instructions for Holders of Exercisable Options

  Holders of exercisable options who wish to participate in the offer by conditionally tendering the options must follow the instructions and procedures set forth in the documents described below. These documents are also part of the terms of the offer.

  . Holders of exercisable options should read this offer to purchase, the related letter of transmittal and the option election form and related instructions, as they contain the terms of the offer. The special instructions in the documents referred to below supplement the information contained in this offer to purchase and the related letter of transmittal. Holders of exercisable options should also see "Certain United States Federal Income Tax Consequences--Tax Considerations for Holders of Option Shares" in Section 14 for information about tax considerations and Section 5 for special payment procedures that apply to such holders if they participate in the offer.

  . Holders of exercisable options who wish to tender option shares in the offer should review the information and must follow the instructions contained in the materials printed on green paper.

  We have not authorized any person to make any recommendation on behalf of us as to whether stockholders should tender or refrain from tendering shares pursuant to the offer. We have not authorized any person to give any information or to make any representation in connection with the offer on our behalf other than those contained in this offer to purchase or in the letter of transmittal. Do not rely on any such recommendation or any such information or representations, if given or made, as having been authorized by us.

                                    SUMMARY

  This general summary is provided for your convenience and is qualified in its entirety by reference to the full text and more specific details of this offer to purchase.

 Number of Shares to be Purchased 6,000,000 shares, including option shares.
 Purchase Price                   $50.00 net to the seller in cash or, in the
                                  case of option shares, $50.00 less the per
                                  share exercise price and the applicable
                                  withholding tax amount.
 How to Tender Shares             See Section 3. Call the information agent
                                  (ChaseMellon Shareholder Services, LLC) at
                                  (800) 774-5469 or consult your broker for
                                  assistance.
 Brokerage Commissions            None.
 Stock Transfer Tax               None, if payment is made to the registered
                                  holder.
 Expiration and Proration Dates   Friday, July 23, 1999, at 5:00 p.m., New York
                                  City time, unless extended by us.
 Payment Date                     As soon as practicable after the expiration
                                  date.
 Position of the Company          Neither we nor our board of directors makes
                                  any recommendation to any stockholder as to
                                  whether to tender or refrain from tendering
                                  shares.
 Withdrawal Rights                Tendered shares may be withdrawn at any time
                                  until 5:00 p.m., New York City time, on
                                  Friday, July 23, 1999 (unless the offer is
                                  extended by the company) and, unless
                                  previously purchased, at any time after 12:00
                                  midnight, New York City time, on Wednesday,
                                  August 11, 1999. See Section 4.
 Odd Lots                         There will be no proration of shares tendered
                                  by any stockholder owning beneficially fewer
                                  than 100 shares in the aggregate (excluding
                                  shares attributable to individual accounts
                                  under the MGM Grand savings plan but
                                  including shares held in the MGM Grand
                                  purchase plan) as of the close of business on
                                  June 15, 1999 and as of the expiration date,
                                  who tenders all such shares prior to the
                                  expiration date and who checks the "Odd Lots"
                                  box in the letter of transmittal.
 Further Developments             Call the information agent or consult your
                                  broker.

To the holders of shares of common stock of MGM Grand, Inc.:

                                 INTRODUCTION

  We invite the stockholders of MGM Grand, Inc., a Delaware corporation, to tender to the company shares of its common stock, par value $.01 per share, at a price of $50.00 per share in cash, or, in the case of option shares, $50.00 less the per share exercise price and the applicable withholding tax amount, upon the terms and subject to the conditions set forth in this offer to purchase and the related letter of transmittal, which together constitute the "offer." As part of the offer, we invite tenders of shares subject to exercisable options in connection with the conditional exercise by holders of exercisable options granted under our stock option plans having an exercise price of less than $50.00 per share.

  We will pay $50.00, net to the seller in cash, or, in the case of option shares, $50.00 less the per share exercise price and the applicable withholding tax amount, for up to 6,000,000 shares validly tendered prior to the expiration date, as defined in Section 1, and not withdrawn, upon the terms and subject to the conditions of the offer, including the proration terms described below. We reserve the right, in our sole discretion, to purchase more than 6,000,000 shares pursuant to the offer.

  If, before the expiration date, more than 6,000,000 shares, or such greater number of shares as the company may decide to purchase, are validly tendered and not withdrawn, we will, upon the terms and subject to the conditions of the offer, purchase shares first from all odd lot owners, that is owners of fewer than 100 shares of the common stock (excluding shares attributable to individual accounts under the MGM Grand savings plan but including shares held in the MGM Grand purchase plan) as of June 15, 1999, who validly tender all their shares and then on a pro rata basis from all other stockholders who validly tender shares and do not withdraw them prior to the expiration date. We will return at our own expense all shares not purchased pursuant to the offer, including shares not purchased because of proration.

  The $50.00 purchase price will be paid net to the tendering stockholder in cash for all shares purchased, except that holders of exercisable options granted under our stock option plans will be permitted to tender in connection with the conditional "cashless" exercises of such options and receive the difference between $50.00 and the exercise price, less applicable withholding taxes, for each option share purchased by us. Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to instruction 7 of the letter of transmittal, stock transfer taxes on the company's purchase of shares pursuant to the offer. However, any tendering stockholder or other payee who fails to complete, sign and return to the depositary the Substitute Form W-9 that is included with the letter of transmittal may be subject to required backup federal income tax withholding of 31% of the gross proceeds payable to such stockholder or other payee pursuant to the offer. See Section 3.

  On June 10, 1999, we announced our intention to make an offer to purchase up to 6,000,000 shares at $50.00 per share as the second half of our 12,000,000 share repurchase program, with the offer to commence on June 17, 1999. We are making the offer because we believe:

  (1)  the shares are significantly undervalued in the public market;

  (2) in light of our strong financial position, investing in our shares represents an attractive use of our capital and an efficient way to provide value to our stockholders; and

  (3) the offer will afford to those stockholders who desire liquidity an opportunity to sell all or a portion of their shares without the usual transaction costs associated with open market sales.

  After the offer is completed, we expect to have sufficient cash flow and access to other sources of capital to fund our operations and capital projects, including completing the transformation of MGM Grand Las Vegas into the City of Entertainment and developing our proposed hotel/casino projects in Detroit, Michigan and Atlantic City, New Jersey.

  Stockholders who are participants in our employee stock purchase plan may instruct ChaseMellon Shareholder Services, LLC, as administrator of the purchase plan, to tender part or all of the shares credited to a participant's account in the purchase plan by following the instructions set forth in "Procedure for Tendering Shares--Employee Stock Purchase Plan" in Section 3.

  As of June 15, 1999, there were 62,217,545 shares outstanding, net of treasury shares, and 5,221,901 shares issuable upon exercise of all outstanding stock options of which 1,875,001 and 2,240,961 shares are exercisable as of June 15, 1999 and July 23, 1999, respectively. The 6,000,000 shares that we are offering to purchase represent approximately 10% of the outstanding shares and approximately 9% assuming the exercise of all outstanding options. The shares are listed on the New York Stock Exchange, Inc. under the symbol "MGG." On June 10, 1999, the last full trading day on the NYSE prior to our announcement of the offer, including the purchase price and number of shares sought, the closing per share sales price, as reported on the NYSE composite tape, was $43.125. We urge stockholders to obtain current quotations on the market price of the shares.

                                   THE OFFER

1. Number of Shares; Proration

  Upon the terms and subject to the conditions of the offer, we will accept for payment 6,000,000 shares or such lesser number of shares as are validly tendered before the expiration date, and not withdrawn in accordance with
Section 4, at a net cash price of $50.00 per share. Holders of exercisable options granted under our stock option plans having exercise prices below $50.00 will be permitted to tender in connection with conditional "cashless" exercises of such options and will receive the difference between $50.00 and the exercise price less applicable withholding taxes for each option share purchased by us. The term "expiration date" means 5:00 p.m., New York City time, on Friday, July 23, 1999, unless and until we in our sole discretion extend the period of time during which the offer is open, in which event the term "expiration date" shall refer to the latest time and date at which the offer, as so extended by us, is scheduled to expire. See Section 15 for a description of our right to extend the time during which the offer is open and to delay, terminate or amend the offer. Subject to Section 2 below, if the offer is oversubscribed, shares tendered and not withdrawn before the expiration date will be eligible for proration. The shares and option shares tendered on or prior to the expiration date are the shares subject to proration.

  We reserve the right, in our sole discretion, to purchase more than 6,000,000 shares pursuant to the offer. See Section 15. In accordance with applicable regulations of the Securities and Exchange Commission, we may purchase pursuant to the offer an additional number of shares not to exceed 2% of the outstanding shares without extending the offer. If

(a)(1)  we increase or decrease the price to be paid for shares,

  (2) we increase or decrease the fee of Donaldson, Lufkin & Jenrette Securities Corporation, as dealer manager,

  (3) we increase the number of shares being sought and such increase in the number of shares being sought exceeds 2% of the outstanding shares, or

  (4) we decrease the number of shares being sought, and

(b) the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given as specified in Section 15, then we will extend the offer until the expiration of such ten business day period. For purposes of the offer, a "business day" means any day that is not a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

  The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to certain other conditions. See Section 6.

  We will pay the $50.00 purchase price, or, in the case of option shares, $50.00 less the exercise price and the applicable withholding tax amount, for all shares validly tendered prior to the expiration date and not withdrawn, upon the terms and subject to the conditions of the offer. We will return, at our expense, as promptly as practicable following the expiration date all shares which we do not purchase in the offer, including shares we do not purchase because of proration and all of the options that are not exercised because of proration.

  If the number of shares validly tendered and not withdrawn prior to the expiration date is less than or equal to 6,000,000 shares (or such greater number of shares as we may elect to purchase), we will, upon the terms and subject to the conditions of the offer, purchase at the purchase price all shares so tendered.

  Priority. Upon the terms and subject to the conditions of the offer, in the event that prior to the expiration date more than 6,000,000 shares (or such greater number of shares as we may elect to purchase in the offer) are validly tendered and not withdrawn, we will purchase such validly tendered shares in the following order of priority:

  (1) all shares validly tendered and not withdrawn prior to the expiration date by any odd lot owner who:

       (a) tenders all shares (excluding shares attributable to individual accounts under the MGM Grand savings plan but including shares held in the MGM Grand purchase plan) beneficially owned by such odd lot owner (partial tenders will not qualify for this preference); and

       (b) completes the box captioned "Odd Lots" on the letter of transmittal and, if applicable, on the notice of guaranteed delivery; and

  (2) after purchase of all of the foregoing shares, all other shares validly tendered and not withdrawn prior to the expiration date on a pro rata basis.

  Proration. In the event that proration is required, we will determine the final proration factor as promptly as practicable after the expiration date. Proration for each stockholder tendering shares, other than odd lot owners, shall be based on the ratio of the number of shares tendered by such stockholder to the total number of shares tendered by all stockholders, other than odd lot owners. This ratio will be applied to stockholders tendering shares, other than odd lot owners, to determine the number of shares that we will purchase from each such stockholder in the offer. Although we do not expect to be able to announce the final results of such proration until approximately seven business days after the expiration date, we will announce preliminary results of proration by press release as promptly as practicable after the expiration date. Such preliminary information can be obtained from the information agent and may be available from a stockholder's broker.

  The same proration factor will be separately applied to option shares which are tendered, provided that we will purchase option shares in the order in which the holder of such options indicates on the notice of conditional exercise.

  As described in Section 14, the number of shares that we will purchase from a stockholder may affect the United States federal income tax consequences to the stockholder of such purchase and therefore may be relevant to a stockholder's decision whether to tender shares. The letter of transmittal affords each tendering stockholder the opportunity to designate the order of priority in which shares tendered are to be purchased in the event of proration.

  We will mail this offer to purchase and the related letter of transmittal to record holders of shares as of June 15, 1999 and furnish to brokers, banks and similar persons whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

2. Tenders by Owners of Fewer Than 100 Shares

  Upon the terms and subject to the conditions of the offer, we will accept for purchase, without proration, all shares validly tendered and not withdrawn on or prior to the expiration date by or on behalf of odd lot owners, that is stockholders who beneficially owned as of the close of business on June 15, 1999, and continue to beneficially own as of the expiration date, an aggregate of fewer than 100 shares, excluding shares attributable to individual accounts under the MGM Grand savings plan, but including shares held in the MGM Grand purchase plan. To avoid proration, however, an odd lot owner must validly tender all such shares that such odd lot owner beneficially owns; partial tenders will not qualify for this preference. This preference is not available to partial tenders or to owners of 100 or more shares in the aggregate, even if such owners have separate stock certificates for fewer than 100 such shares. Any odd lot owner wishing to tender all such shares beneficially owned by such stockholder in this offer must complete the box captioned "Odd Lots" in the letter of transmittal and, if applicable, on the notice of guaranteed delivery. See Section 3 below. Stockholders owning an aggregate of less than 100 shares whose shares are purchased pursuant to the offer will avoid both the payment of brokerage commissions and any applicable odd lot discounts payable on a sale of their shares in transactions on the NYSE.

  We also reserve the right, but will not be obligated, to purchase all shares duly tendered by any stockholder who tendered all shares beneficially owned and who, as a result of proration, would then beneficially own an aggregate of fewer than 100 shares. If we exercise this right, we will increase the number of shares that we are offering to purchase in the offer by the number of shares we purchase through the exercise of such right.

3. Procedure for Tendering Shares

  Proper Tender of Shares. For shares, other than option shares, to be validly tendered pursuant to the offer:

  (1) the certificates for such shares, or confirmation of receipt of such shares pursuant to the procedures for book-entry transfer set forth below, together with a properly completed and duly executed letter of transmittal, or manually signed facsimile thereof, with any required signature guarantees, and any other documents required by the letter of transmittal, must be received prior to 5:00 p.m., New York City time, on the expiration date by the depositary at its address set forth on the back cover of this offer to purchase; or

  (2) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

  Holders of options should not complete the letter of transmittal but should follow the instructions for tendering shares discussed in the instructions referred to below. See "--Tenders by Holders of Options." In addition, odd lot owners who tender all shares must complete the section entitled "Odd Lots" on the letter of transmittal in order to qualify for the preferential treatment available to odd lot owners as set forth in Section 2 above.

  Tenders by Holders of Exercisable Options. Holders of exercisable options granted under our stock option plans who wish to participate by conditionally exercising options and tendering the underlying shares should not complete the letter of transmittal. They should complete the form discussed in the document referred to below. In addition, holders of exercisable options who wish to participate in the offer by conditionally tendering their exercisable options must follow the instructions and procedures set forth in the documents described below. These documents are also part of the terms of the offer.

  Holders of exercisable options should read this offer to purchase, the related letter of transmittal and the option election form and related instructions, as they contain the terms of the offer. Holders of options should also see "Certain United States Federal Income Tax Consequences--Tax Considerations for Holders of Options" in Section 14 for information about tax considerations and Section 5 for special payment procedures that apply to such holders if they participate in the offer.

  Holders of exercisable options who wish to tender option shares in the offer should review the information and must follow the instructions contained in the option election form and related instructions printed on green paper. See
Section 5 below "Purchases of Shares and Payment of Purchase Price--Special Procedures for Holders of Options." In addition, holders of exercisable options who also hold shares directly may participate in the offer by following the instructions in this offer to purchase and the letter of transmittal.

  Signature Guarantees and Method of Delivery. No signature guarantee is required on the letter of transmittal if:

  (1) The letter of transmittal is signed by the registered holder of the shares tendered and payment and delivery are to be made directly to such registered holder. Registered holder, for purposes of this Section 3, includes any participant in The Depository Trust Company, as the book-entry transfer facility, whose name appears on a security position listing as the holder of the shares, or

  (2) Shares are tendered for the account of an eligible institution, that is a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company, not a savings bank or savings and loan association, having an office, branch or agency in the United States.

  In all other cases, all signatures on the letter of transmittal must be guaranteed by an eligible institution. See Instruction 1 of the letter of transmittal.

  If a certificate representing shares is registered in the name of a person other than the signer of a letter of transmittal, or if payment is to be made, or shares not purchased or tendered are to be issued, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature on the certificate or stock power guaranteed by an eligible institution. In this regard, see Section 5 for information with respect to applicable stock transfer taxes. In all cases, payment for Shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the depositary of certificates for such shares, or a timely confirmation of a book-entry transfer of such shares into the depositary's account at the book-entry transfer facility as described above, a properly completed and duly executed letter of transmittal, or manually signed facsimile thereof, and any other documents required by the letter of transmittal.

  The method of delivery of all documents, including share certificates, the letter of transmittal and any other required documents, is at the election and risk of the tendering stockholder. If you decide to make delivery by mail, we recommend you use registered mail with return receipt requested, properly insured.

  Book-Entry Delivery. The depositary will establish an account with respect to the shares at the book-entry transfer facility for purposes of the offer within two business days after the date of this offer to purchase. Any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of the shares by causing such facility to transfer such shares into the depositary's account in accordance with such facility's procedure for such transfer. Even though delivery of shares may be effected through book-entry transfer into the depositary's account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal, or manually signed facsimile thereof, with any required signature guarantees and other required documents must, in any case, be transmitted to and received by the depositary at one of its addresses set forth on the back cover of this offer to purchase prior to the expiration date. Delivery of the letter of transmittal and any other required documents to the book-entry transfer facility does not constitute delivery to the depositary.

  Guaranteed Delivery. If a stockholder desires to tender shares pursuant to the offer and such stockholder's share certificates cannot be delivered to the depositary prior to the expiration date (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the depositary before the expiration date, such shares may nevertheless be tendered provided that all of the following conditions are satisfied:

  (i) such tender is made by or through an eligible institution;

  (ii) The depositary receives (by hand, mail, overnight courier, telegram or facsimile transmission), on or prior to the expiration date, a properly completed and duly executed notice of guaranteed delivery substantially in the form MGM Grand has provided with this offer to purchase, including (where required) a signature guarantee by an eligible institution in the form set forth in such notice of guaranteed delivery; and

  (iii) the certificates for all tendered shares in proper form for transfer (or confirmation of book-entry transfer of such shares into the depositary's account at the book-entry transfer facility), together with a properly completed and duly executed letter of transmittal (or manually signed facsimile thereof) and any required signature guarantees or other documents required by the letter of transmittal, are received by the depositary within three NYSE trading days after the date the depositary receives such notice of guaranteed delivery.

  If any tendered shares are not purchased, or if less than all shares evidenced by a stockholder's certificates are tendered, certificates for unpurchased shares will be returned as promptly as practicable after the expiration or termination of the offer or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, such shares will be credited to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, in each case without expense to such stockholder.

  Return of Certificates. If we do not purchase all of the tendered shares, or if less than all shares evidenced by a stockholder's certificates are tendered, certificates for unpurchased shares will be returned at our expense as promptly as practicable after the expiration or termination of the offer. If shares are tendered by book-entry transfer at the book-entry transfer facility, such shares will be credited to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, without expense to such stockholder.

  Backup Federal Income Tax Withholding. Under the United States federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31% of the gross proceeds payable to a stockholder or other payee pursuant to the offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides such person's taxpayer identification number, employer identification number or social security number, to the depositary and certifies under penalties of perjury that such number is correct. Therefore, each tendering stockholder should complete and sign the Substitute Form W-9 included as part of the letter of transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the depositary that the stockholder is not subject to backup withholding. Certain stockholders, including, among others, all corporations and certain foreign stockholders, in addition to foreign corporations, are not subject to these backup withholding and reporting requirements. In order for a foreign stockholder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder's exempt status. Such statements can be obtained from the depositary. See Instructions 10 and 11 of the letter of transmittal.

  To prevent backup federal income tax withholding equal to 31% of the gross payments made to stockholders for shares purchased pursuant to the offer, each stockholder who does not otherwise establish an exemption from such withholding must provide the depositary with the stockholder's correct taxpayer identification number and provide certain other information by completing the Substitute Form W-9 included with the letter of transmittal.

  For a discussion of certain United States federal income tax consequences to tendering stockholders, see Section 14.

  Withholding For Foreign Stockholders. Even if a foreign stockholder has provided the required certification to avoid backup withholding, the depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a foreign stockholder or his or her agent unless the depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. For this purpose, a foreign stockholder is any stockholder that is not (1) a citizen or resident of the United States, (2) a corporation, partnership, or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, (3) an estate, the income of which is subject to United States federal income taxation regardless of the source of such income or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States trustees have the authority to control all substantial decisions relating to the trust. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a foreign stockholder must deliver to the depositary before the payment a properly completed and executed IRS Form 1001. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the depositary a properly completed and executed IRS Form 4224. The depositary will determine a stockholder's status as a foreign stockholder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding, e.g., IRS Form 1001 or IRS Form 4224, unless facts and circumstances indicate that such reliance is not warranted. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if such stockholder meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" test described in Section 14 or is otherwise able to establish that no tax or a reduced amount of tax is due. Foreign stockholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure. See Instructions 10 and 11 of the letter of transmittal.

  Employee Stock Purchase Plan. As of June 15, 1999, the purchase plan owned 39,303 shares. Shares credited to participants' accounts under the purchase plan will be tendered by ChaseMellon Stockholder Services, LLC, as administrator, according to instructions provided to the administrator from participants in the purchase plan. Shares for which the administrator has not received timely instructions from participants will not be tendered. The administrator will make available to the participants whose accounts are credited with shares under the purchase plan all documents furnished to stockholders generally in connection with the offer. Each participant may direct that all, some or none of the shares credited to the participant's account under the purchase plan be tendered. Participants in the purchase plan are urged to read the letter of transmittal and related materials carefully.

  Tendering Stockholder's Representation and Warranty; MGM Grand's Acceptance Constitutes an Agreement. It is a violation of Rule 14e-4 under the Securities Exchange Act of 1934 for a person acting alone or in concert with others, directly or indirectly, to tender shares for such person's own account unless at the time of tender and at the expiration date such person (1) has a "net long position" equal to or greater than the number of shares tendered and will deliver or cause to be delivered such shares for the purpose of tender to us within the period specified in the offer, or (2) is the beneficial owner of equivalent securities (that is other securities immediately convertible into, exercisable for or exchangeable into shares) and, upon the acceptance of such tender, will acquire such shares by conversion, exchange or exercise of such equivalent securities to the extent required by the terms of the offer and will deliver or cause to be delivered such shares so acquired for the purpose of tender to us within the period specified in the offer. Rule 14e-4 also provides a similar restriction applicable to the tender on behalf of another person. A tender of shares made pursuant to any method of delivery permitted by the offer will constitute the tendering stockholder's representation and warranty to us that (1) such stockholder has a "net long position" in shares or equivalent securities being tendered within the meaning of rule 14e-4, and
(2) such tender of shares complies with Rule 14e-4. Our acceptance for payment of shares tendered pursuant to the offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the offer.

  Determinations of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our sole discretion, all questions as to the number of shares to be accepted, the price to be paid therefor and the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of shares. Our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders we determine not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the offer and any defect or irregularity in the tender of any particular shares or any particular stockholder. No tender of shares will be deemed to be properly made until all defects or irregularities have been cured or waived. None of MGM Grand, the dealer manager, the depositary, the information agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

  Certificates for shares, together with a properly completed letter of transmittal and any other documents required by the letter of transmittal, must be delivered to the depositary and not to the company. Any such documents delivered to the company will not be forwarded to the depositary and therefore will not be deemed to be validly tendered.

4. Withdrawal Rights

  Except as otherwise provided in this Section 4, tenders of shares pursuant to the offer are irrevocable. Shares tendered pursuant to the offer may be withdrawn at any time before the expiration date and, unless the company has accepted the shares, including option shares, for payment as provided in this offer to purchase, may also be withdrawn after 12:00 midnight, New York City time, on Wednesday, August 11, 1999.

  For a withdrawal as to shares other than option shares to be effective, the depositary must receive, at its address set forth on the back cover of this offer to purchase, a notice of withdrawal in written, telegraphic or facsimile transmission form on a timely basis. Such notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares tendered, the number of shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such shares. If the certificates have been delivered or otherwise identified to the depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing the shares and the signature on the notice of withdrawal must be guaranteed by an eligible institution, except in the case of shares tendered by an eligible institution. If shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the procedures of such facility. Holders of exercisable options must comply with the withdrawal procedures set forth in the instructions for such holders.

  We will determine, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination will be final and binding on all parties. None of the company, the dealer manager, the depositary, the information agent or any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice. Withdrawals may not be rescinded, and any shares properly withdrawn will thereafter be deemed not tendered for purposes of the offer. However, withdrawn shares may be retendered before the expiration date by again following any of the procedures described in Section 3.

  If we extend the offer, or if we are delayed in our purchase of shares or are unable to purchase shares in the offer for any reason, then, without prejudice to our rights under the offer, the depositary may, subject to applicable law, retain on our behalf all tendered shares, and such shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

5. Purchase of Shares and Payment of Purchase Price

  Upon the terms and subject to the conditions of the offer, we will purchase and pay the $50.00 purchase price for all of the shares we accept for payment in the offer, or, in the case of option shares, $50.00 less the exercise price and the applicable withholding tax amount, as soon as practicable after the expiration date. In all cases, we will make prompt payment for shares tendered and accepted for payment in the offer, subject to possible delay in the event of proration, but only after the depositary timely receives certificates for shares, or timely confirmation of a book-entry transfer of such shares into the depositary's account at one of the book-entry transfer facilities, a properly completed and duly executed letter of transmittal, or manually signed facsimile thereof, and any other required documents.

  We will pay for the shares, other than option shares, purchased in the offer by depositing the aggregate purchase price therefor with the depositary, which will act as agent for tendering holders of such shares for the purpose of receiving payment from us and transmitting payment to the tendering stockholders. In the event of proration, we will determine the proration factor and pay for those tendered shares, including option shares, accepted for payment as soon as practicable after the expiration date. However, we do not expect to be able to announce the final results of any such proration until approximately seven business days after the expiration date. Under no circumstances will we pay interest on the purchase price including, without limitation, by reason of any delay in making payment. Certificates for all shares not purchased, including all shares not purchased due to proration, will be returned, or, in the case of shares tendered by book-entry transfer, such shares will be credited to the account maintained with the book-entry transfer facility by the participant who so delivered such shares, as promptly as practicable following the expiration date or termination of the offer without expense to the tendering stockholder. In addition, if certain events occur, we may not be obligated to purchase shares in the offer. See Section 6.

  We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the offer; provided, however, that if payment of the purchase price is to be made to, or, in the circumstances permitted by the offer, if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the letter of transmittal, the amount of all stock transfer taxes, if any, whether imposed on the registered holder or such other person, payable on account of the transfer to such person will be deducted from the purchase price unless evidence satisfactory to us of the payment of such taxes or exemption therefrom is submitted. See Instruction 7 of the letter of transmittal.

  Any tendering stockholder or other payee who fails to complete fully, sign and return to the depositary the Substitute Form W-9 included with the letter of transmittal may be subject to required backup federal income tax withholding of 31% of the gross proceeds paid to such stockholder or other payee pursuant to the offer. See Section 3. Also see Section 3 regarding federal income tax consequences for foreign stockholders.

Special Procedures for Holders of Exercisable Options

  Holders of exercisable options to purchase shares granted under the company's stock option plans may tender option shares in connection with the conditional exercise of exercisable options having exercise prices below $50.00 per share as part of the offer. Such option holders will instruct the company, as their agent, to tender part or all of the option shares resulting from the conditional exercise.

  This exercise of options will be "conditional" because the option holder is deemed to exercise the option only if, and to the extent that, the company actually purchases the option shares in the offer. If, after taking into account proration, the company purchases less than all of a holder's option shares, the options will be exercised, and the option shares purchased, in the order designated by the holder in the option election form, and the remaining options will not be considered to have been exercised and will remain outstanding.

  As an accommodation to option holders planning to tender option shares in the offer, the company will permit a "cashless" exercise of the options for shares purchased in the offer. In this event, the option holder will not be required to pay cash for the exercise price, and the consideration received by the holder whose option shares are purchased in the offer will be the difference between $50.00 per share and the exercise price per share relating to the option shares so purchased (less the applicable tax withholding amount). Option holders who have not exercised their options for cash and received shares may not use the letter of transmittal to direct the tender of the option shares. Instead, such holders must follow the procedures for tender described in the option election form and related instructions on green paper included with this offer to purchase.

6. Certain Conditions of the Offer

  Notwithstanding any other provision of the offer, we shall not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if at any time on or after June 17, 1999 and prior to the time of payment for any such shares, whether any shares have theretofore been accepted for payment, purchased or paid for pursuant to the offer, any of the following events occur, or are determined by us to have occurred, that, in our sole judgment in any such case and regardless of the circumstances giving rise thereto, including any action or omission to act by us, makes it inadvisable to proceed with the offer or with such acceptance for payment or payments:

(a) any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign is threatened, instituted or pending before any court, agency, authority or other tribunal, or any judgment, order or injunction is entered, enforced or deemed applicable by any such court, authority, agency or tribunal, which (1) challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the offer, the acquisition of shares pursuant to the offer or is otherwise related in any manner to, or otherwise affects, the offer; or (2) could, in our sole judgment, materially affect our business, condition, financial or other, income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of our business, taken as a whole, or materially impair the offer's contemplated benefits to us;

(b) any action is threatened or taken, or any approval is withheld, or any statute, rule or regulation is invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in our sole judgment, would or might directly or indirectly result in any of the consequences referred to in clause (1) or
    (2) of paragraph (a) above;

(c) the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory);

(d) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

(e) the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States;

(f) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in our sole judgment, might materially affect, the extension of credit by banks or other lending institutions in the United States;

(g) any significant decrease in the market price of the shares or in the market prices of equity securities generally in the United States or any change in the general political, market, economic or financial conditions or in the commercial paper markets in the United States or abroad that could have in our sole judgment a material adverse effect on our business, condition, financial or otherwise, income, operations or prospects, taken as a whole, or on the trading in the shares or on the proposed financing for the offer;

(h) in the case of any of the foregoing existing at the time of the announcement of the offer, a material acceleration or worsening thereof;

(i) any decline in either the Dow Jones Industrial Average or the S&P 500 Composite Index by an amount in excess of 10% measured from the close of business on June 17, 1999;

(j) any change occurs or is threatened in our business, condition, financial or other, income, operations or prospects, taken as a whole, which in our sole judgment is or may be material to us;

(k) a tender or exchange offer with respect to some or all of our outstanding shares, other than the offer, or a merger or acquisition proposal for us, is proposed, announced or made by another person or is publicly disclosed, or we learn that (1) any person or "group," within the meaning of
    Section 13(d)(3) of the Exchange Act, has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares, or any new group is formed that beneficially owns more than 5% of our outstanding shares; or

(l) any person or group files a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 reflecting an intent to acquire us or any of our shares.

  The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, including any action or inaction by us, or may be waived by us in whole or in part. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an on-going right that may be asserted by us at any time and from time to time. Our determination concerning the events described above and any related judgment or decision by us regarding the inadvisability of proceeding with the purchase of or payment for any shares tendered will be final and binding on all parties.

7. Price Range of Shares

  The shares are listed on the NYSE. The high and low closing sales prices per share on the NYSE Composite Tape as compiled from published financial sources for the periods indicated are listed below:

                                                                 High     Low
                                                               -------- --------
   Fiscal 1997
     1st Quarter.............................................. $40.00   $32.875
     2nd Quarter..............................................  40.125   32.375
     3rd Quarter..............................................  43.75    32.9375
     4th Quarter..............................................  44.8125  34.50
   Fiscal 1998
     1st Quarter.............................................. $39.1875 $33.625
     2nd Quarter..............................................  35.125   26.625
     3rd Quarter..............................................  33.4375  23.0625
     4th Quarter..............................................  29.0625  22.9375
   Fiscal 1999
     1st Quarter.............................................. $39.625   27.75
     2nd Quarter (through June 16, 1999)......................  49.3125  33.3125

  On June 10, 1999, the last full trading day on the NYSE prior to our announcement of the purchase price and the number of shares sought in the offer, the closing per share price on the NYSE was $43.125. We urge stockholders to obtain current quotations of the market price of the shares.

8. Background and Purpose of the Offer; Certain Effects of the Offer

  On June 10, 1999, we announced our intention to make an offer to purchase up to 6,000,000 shares at $50.00 per share as the second half of our 12,000,000 share repurchase program, with the offer to commence on June 17, 1999. We are making the offer because we believe:

  (1)  the shares are significantly undervalued in the public market;

  (2) in light of our strong financial position, investing in our shares represents an attractive use of our capital and an efficient way to provide value to our stockholders; and

  (3) the offer will afford to those stockholders who desire liquidity an opportunity to sell all or a portion of their shares without the usual transaction costs associated with open market sales.

  After the offer is completed, we expect to have sufficient cash flow and access to other sources of capital to fund our operations and capital projects, including completing the transformation of the MGM Grand Hotel/Casino in Las Vegas, Nevada into the City of Entertainment and developing our proposed hotel/casino projects in Detroit, Michigan and Atlantic City, New Jersey.

  The offer provides stockholders who are considering a sale of all or a portion of their shares the opportunity to sell their shares to us at $50.00 per share. Any odd lot owners whose shares are purchased pursuant to the offer will avoid both the payment of brokerage commissions and any applicable odd lot discounts payable on sales of odd lots. To the extent the purchase of shares in the offer results in a reduction in the number of record or beneficial holders of shares, the costs to us for services to stockholders will be reduced. Stockholders who determine not to accept the offer will increase their proportionate interest in our equity, and thus in our future earnings and assets, subject to our right to issue additional shares and other equity securities in the future.

  Our board of directors has approved the offer. However, stockholders must make their own decisions whether to tender shares and, if so, how many shares to tender. Neither we nor our board of directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares and neither we nor our board of directors has authorized any person to make any such recommendation. We have been advised that while most of our directors and senior executive officers do not intend to tender shares in the offer, some may tender shares they own as well as shares subject to exercisable options held by them. We are further advised that Kirk Kerkorian and Tracinda Corporation, a Nevada corporation wholly owned by Mr. Kerkorian, our principal stockholders, do not intend to tender any shares. However, Mr. Kerkorian has requested us to register for sale by him up to 3,894,406 shares, which is the number of shares he owns directly and is the approximate number of shares he and Tracinda could have sold in the offer had they elected to participate assuming full participation by all stockholders. Any such shares will only be sold by means of a prospectus after completion of the tender offer in the open market or through privately negotiated transactions as market conditions warrant and as he may determine.

  As set forth in our press release dated June 10, 1999 and under "Certain Information about the Company," the offer is part of our program to repurchase a total of 12,000,000 shares. We purchased 6,000,000 shares in 1998 in a $35.00 per share tender offer. We may in the future repurchase additional shares in the open market, in private transactions, through tender offers or otherwise, although no such purchases are presently contemplated. Any such purchases may be on the same terms as, or on terms that are more or less favorable to stockholders than, the terms of the offer. However, Rule 13e-4 under the Exchange Act generally prohibits us and our affiliates from purchasing any shares, other than through the offer, until at least ten business days after the expiration or termination of the offer. Any possible future purchases by us will depend on many factors, including the market price of the shares, the results of the offer, our business and financial position and general economic and market conditions.

  Except as required by applicable law or, if retired, the rules of any securities exchange on which shares are listed, shares we acquire pursuant to the offer will be retained as treasury stock by us, unless and until we determine to retire such shares, and will be available for us to issue without further stockholder action, for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in our business and the satisfaction of obligations under existing or future employee benefit plans. We have no current plans for issuance of the shares repurchased pursuant to the offer.

9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares

  As of June 15, 1999, there were 62,217,545 shares outstanding, net of treasury stock, and 5,221,901 shares issuable upon exercise of all outstanding options. As of June 15, 1999, our directors and executive officers as a group (17 persons) beneficially owned 42,659,284 shares, including 1,630,600 shares issuable to such persons upon exercise of options exercisable within sixty days of such date, which constituted approximately 63% of the outstanding shares, including shares issuable if all exercisable options were exercised at such time. Included in the foregoing is an aggregate of 38,005,122 shares which are held by Kirk Kerkorian and Tracinda, representing approximately 61% of the outstanding shares.

  If we purchase 6,000,000 shares in the offer and no director or executive officer tenders shares, then after the purchase of such 6,000,000 shares, our directors and executive officers as a group would beneficially own approximately 69% of the outstanding shares, including the 1,630,600 shares issuable on exercise of exercisable options held by directors and executive officers, and Mr. Kerkorian and Tracinda would beneficially own approximately 69% of the outstanding shares. Mr. Kerkorian has requested us to register for sale by him of up to 3,894,406 shares. If all of such shares were sold, then Mr. Kerkorian and Tracinda would beneficially own approximately 61% of the outstanding shares, which is approximately the same percentage they currently own.

  Except as set forth in this offer to purchase and in Schedule I hereto, based upon our records and upon information provided to us by our directors, executive officers, associates and subsidiaries, neither we nor any of our associates or subsidiaries or persons controlling us nor, to the best of our knowledge, any of our directors or executive officers or any of our subsidiaries, nor any associates or subsidiaries of any of the foregoing, has effected any transactions in the shares during the 40 business days prior to the date hereof.

  Except as set forth in this offer to purchase, neither we nor any person controlling us nor, to our knowledge, any of our directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

10. Source and Amount of Funds

  Assuming that we purchase 6,000,000 shares in the offer at a purchase price of $50.00 per share, we expect the maximum aggregate cost, including all fees and expenses applicable to the offer, to be approximately $600,000. We estimate that substantially all of the funds necessary to pay such amounts will come from available cash, cash flow from operations and, to the extent necessary, the existing credit facility.

Our Bank Credit Facility

  Since 1996, we have had available to us a credit facility from a syndicate of banks led by Bank of America NT&SA. On July 23, 1997, we amended our syndicated bank credit facility to make it a $1.25 billion senior revolving credit facility which may be increased to $1.5 billion under its existing terms. The facility has subsequently been amended several times in less significant ways. The following description is a summary of the material provisions of the Amended and Restated Loan Agreement, dated as of July 17, 1997. It does not restate the agreement in its entirety. We urge you to read the agreement. We have filed copies of the agreement with the Securities and Exchange Commission. See Section 11.

  The facility is available:

  (1) to finance capital improvements at MGM Grand Las Vegas in accordance with our master plan with respect to that property, up to $850 million;

  (2) to fund development costs for MGM Grand Atlantic City or other casino, resort and hotel projects, or to invest in casino, resort and hotel companies or projects, up to $1.0 billion;

  (3) to fund the proposed project in Detroit, Michigan, up to $750 million;
      and

  (4) for general corporate purposes, including repurchases of our own common stock, investments in qualified investments and other capital expenditures, up to $750 million.

  Availability under the facility will decline in quarterly increments of the greater of $62.5 million or 5% of the commitment amount under the facility, commencing on December 31, 2001, with the balance due on December 31, 2002. We have the right to request one-year extensions, subject to the consent of the lenders, which would have the effect of deferring scheduled reductions in availability.

  Interest on outstanding balances and commitment fees on unutilized availabilities under the facility are determined by a formula based either on our leverage ratio (which is the ratio of our total debt to annualized cash flow) or the facility rating (which is the credit rating then applicable to the facility), and in the case of interest rates, on the basis of the Eurodollar or base rate existing at the time of determination. As our leverage ratio declines, the interest rate and commitment fees will also decline. We will also pay certain underwriting and agency fees in connection with the facility.

  The facility is unconditionally guaranteed by each of our subsidiaries except New York-New York and Primadonna Resorts, Inc. and their subsidiaries, MGM Grand Detroit II, LLC, MGM Grand-Bally's Monorail Limited Liability Company, MGM Grand Australia, Inc. and our non-U.S. subsidiaries and their U.S. holding companies which have no other assets or operations. Our subsidiaries which do not guarantee the facility are called the "nonguarantors" below. The facility is secured by pledges of substantially all of our assets, including the stock of MGM Grand Hotel, Inc. and MGM Grand Atlantic City, Inc., but not our interest in any nonguarantor, and the assets of our subsidiaries other than the nonguarantors. The guaranty given by MGM Grand Detroit, LLC, and the pledge of its assets, are limited to the amount borrowed under the facility which is made available to MGM Grand Detroit, LLC. The facility can become unsecured, at our option, if it receives investment grade ratings as unsecured debt from both Moody's and Standard & Poor's.

  The facility contains certain customary events of default and agreements, including limitations on additional debt, dividends, mergers and asset sales and capital expenditures. It also restricts acquisitions and similar transactions. As of June 15, 1999, approximately $360 million was outstanding under the facility. Also, during May 1999, two letters of credit were issued under the facility totaling approximately $50 million, which support municipal financing used to acquire land for a permanent casino in Detroit.

  Although we currently do not have specific plans, we may, depending on business and market conditions, refinance or replace all or a portion of the cash used to purchase shares in the offer with proceeds from sales of debt or equity securities or such other financing as we deem appropriate.

11. Certain Information about MGM Grand

  We are a leading operator of first class casino and hotel properties with an emphasis on the total gaming and entertainment experience. We own and operate the MGM Grand Las Vegas and the New York-New York Hotel and Casino, two of the most prominent hotel/casinos on the Las Vegas Strip. We believe the MGM Grand Las Vegas is one of the largest hotel/casinos in the world with approximately 5,000 rooms, 171,500 square feet of gaming space and one of the largest arenas in Las Vegas. We have nearly completed an approximate $570 million master plan to expand and transform the MGM Grand Las Vegas into The City of Entertainment. Our New York-New York property has 2,033 hotel rooms and
84,000 square feet of casino space. In Primm, Nevada, we own and operate the three hotel/casinos that travelers first encounter on the principal route from Southern California. We also own and operate the MGM Grand Australia in Darwin, Australia and operate three casinos in South Africa. We expect to open an interim casino resort in Detroit in the fall of this year while a permanent property is under development, and also have announced plans to develop a casino resort in Atlantic City, New Jersey.

                                                         Casino  Number  Number
                                             Number of   Square    of   of Table
             Location/Property              Rooms/Suites Footage Slots   Games
             -----------------              ------------ ------- ------ --------
Las Vegas, Nevada
  MGM Grand City of Entertainment..........    5,034     171,500 3,566    153
  New York-New York Hotel and Casino.......    2,033      84,000 2,292     71
Primm, Nevada
  Primm Valley Resort......................      623      38,000 1,446     33
  Buffalo Bills............................    1,240      62,000 1,585     39
  Whiskey Petes............................      777      36,400 1,374     30
Detroit, Michigan
  MGM Grand Detroit (interim casino)(1)....       --      73,000 2,300     80
Australia
  MGM Grand Australia......................       96      28,000   360     32
South Africa (operated properties)
  Johannesburg.............................       --      58,000 1,700     50
  Nelspruit................................       --      10,500   275     10
  Witbank..................................       --      15,500   375     13

--------
(1)  Under construction, expected to open Fall of 1999.

  We were incorporated in the state of Delaware in January 1986. Our executive offices are located at 3799 Las Vegas Boulevard South, Las Vegas, Nevada 89109. Our mailing address is P.O. Box 98655, Las Vegas, Nevada 89193, and our telephone number is (702) 891-3333.

  Historical Financial Information. The table below sets forth summary historical consolidated financial information of the company and its subsidiaries. The historical financial information for fiscal years 1997 and 1998 (other than the ratios of earnings to fixed charges) has been derived from, and should be read in conjunction with, our audited consolidated financial statements as reported in our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, which, together with our interim unaudited consolidated financial statements as reported in our Quarterly Report on Form 10-Q for the period ended March 31, 1999, is hereby incorporated herein by reference. The summary historical financial information should be read in conjunction with, and is qualified in its entirety by reference to, the audited financial statements and the related notes thereto from which it has been derived. Copies of the company's periodic reports may be inspected or obtained from the Securities and Exchange Commission in the manner specified in "Additional Information" below.

                        MGM GRAND, INC. AND SUBSIDIARIES
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                     (in thousands, except per share data)

                                 For the Years Ended     Three Months Ended
                                    December 31,              March 31,
                                ----------------------  ----------------------
                                   1997        1998        1998        1999
                                ----------  ----------  ----------  ----------
                                                             (Unaudited)
Revenues:
  Gross revenue................ $  891,330  $  840,082  $  195,610  $  273,845
  Less promotional allowances..     63,733      66,219      15,763      22,478
                                ----------  ----------  ----------  ----------
    Net Revenue................    827,597     773,863     179,847     251,367
                                ----------  ----------  ----------  ----------
Expenses:
  Operating expenses...........    540,533     555,316     132,334     178,629
  Depreciation and
   amortization................     64,104      76,284      16,904      20,892
                                ----------  ----------  ----------  ----------
                                   604,637     631,600     149,238     199,521
                                ----------  ----------  ----------  ----------
Operating Profit Before Master
 Plan Asset Disposition,
 Preopening and Other and
 Corporate Expense.............    222,960     142,263      30,609      51,846
Master Plan Asset Disposition,
 Preopening and Other..........     28,566         --          --        8,810
Corporate expense..............      3,424      10,689       2,451       5,094
                                ----------  ----------  ----------  ----------
Operating Income...............    190,970     131,574      28,158      37,942
                                ----------  ----------  ----------  ----------
Other Income (Expense):
  Interest and other, net......    (10,669)    (22,046)     (2,749)     (9,118)
                                ----------  ----------  ----------  ----------
Income Before Income Taxes,
 Extraordinary Item and
 Cumulative Effect of
 Accounting Change.............    180,301     109,528      25,409      28,824
  Provision for income taxes...    (65,045)    (40,580)     (9,147)    (10,333)
                                ----------  ----------  ----------  ----------
Income Before Extraordinary
 Item and Cumulative Effect of
 Accounting Change.............    115,256      68,948      16,262      18,491
  Extraordinary loss on early
   extinguishment of debt, net
   of income tax benefits of
   $2,333 and $484.............     (4,238)        --          --         (898)
  Cumulative effect of change
   in accounting for
   preopening, net of income
   tax benefit of $4,399.......        --          --          --       (8,168)
                                ----------  ----------  ----------  ----------
Net Income..................... $  111,018  $   68,948  $   16,262  $    9,425
                                ==========  ==========  ==========  ==========
Basic Income Per Share of
 Common Stock:
  Income before extraordinary
   item and cumulative effect
   of accounting change........ $     2.00  $     1.24  $     0.28  $     0.34
  Extraordinary item, net......      (0.07)        --          --        (0.02)
  Cumulative effect of
   accounting change, net......        --          --          --        (0.15)
                                ----------  ----------  ----------  ----------
  Net income per share......... $     1.93  $     1.24  $     0.28  $     0.17
                                ==========  ==========  ==========  ==========
Weighted Average Shares
 Outstanding...................     57,475      55,678      57,990      55,376
                                ==========  ==========  ==========  ==========
Diluted Income Per Share of
 Common Stock:
  Income before extraordinary
   item and cumulative effect
   of accounting change........ $     1.96  $     1.22  $     0.28  $     0.33
  Extraordinary item, net......      (0.07)        --          --        (0.02)
  Cumulative effect of
   accounting change, net......        --          --          --        (0.14)
                                ----------  ----------  ----------  ----------
  Net income per share......... $     1.89  $     1.22  $     0.28  $     0.17
                                ==========  ==========  ==========  ==========
Weighted Average Shares
 Outstanding...................     58,835      56,342      58,775      56,646
                                ==========  ==========  ==========  ==========
Selected Balance Sheet
 Information:
                                   At December 31,          At March 31,
                                ----------------------  ----------------------
                                   1997        1998        1998        1999
                                ----------  ----------  ----------  ----------
                                                             (Unaudited)
Working capital................ $  (10,699) $   18,715  $  398,898  $  (13,447)
Total assets...................  1,398,374   1,773,794   1,872,259   2,538,855
Total assets less excess of
 purchase price over fair
 market value of net assets
 acquired, net.................  1,359,776   1,736,220   1,833,917   2,501,537
Current and long-term
 indebtedness..................     68,365     552,827     566,037   1,012,117
Shareholders' equity...........  1,101,622     964,381   1,117,248   1,222,306

  Pro Forma Financial Information. The following summary unaudited condensed consolidated pro forma financial information gives effect to our purchase of 6,000,000 shares in the offer and the acquisition of Primadonna Resorts, Inc., based on certain assumptions described in the Notes to Summary Unaudited Consolidated Pro Forma Financial Information, as if both had occurred on January 1, 1998 and January 1, 1999, with respect to income statement data, and on December 31, 1998 and March 31, 1999, with respect to balance sheet data. The pro forma financial information should be read in conjunction with the historical consolidated financial information incorporated herein by reference and does not purport to be indicative of the results that would actually have been obtained had the purchase of the shares pursuant to the offer and the acquisition been completed at the dates indicated or that may be obtained in the future.

                        MGM GRAND, INC. AND SUBSIDIARIES

             PRO FORMA SELECTED CONSOLIDATED FINANCIAL INFORMATION
                     (In thousands, except per share data)
                                  (Unaudited)

                                   For the Year Ended     Three Months Ended
                                   December 31, 1998        March 31, 1999
                                  ---------------------  ---------------------
                                                As                     As
                                   Actual   Adjusted(1)   Actual   Adjusted(1)
                                  --------  -----------  --------  -----------
Revenues:
  Gross revenue.................. $840,082  $1,278,831   $273,845   $345,168
  Less promotional allowances....   66,219      90,119     22,478     26,703
                                  --------  ----------   --------   --------
    Net Revenue..................  773,863   1,188,712    251,367    318,465
                                  --------  ----------   --------   --------
Expenses:
  Operating expenses.............  555,316     858,930    178,629    226,829
  Depreciation and amortization..   76,284     132,449     20,892     29,934
                                  --------  ----------   --------   --------
                                   631,600     991,379    199,521    256,763
                                  --------  ----------   --------   --------
Operating Profit Before
 Preopening and Other and
 Corporate Expense...............  142,263     197,333     51,846     61,702
Preopening and other.............      --          --       8,810      8,810
Corporate expense................   10,689      10,689      5,094      5,094
                                  --------  ----------   --------   --------
Operating Income.................  131,574     186,644     37,942     47,798
                                  --------  ----------   --------   --------
Other Income (Expense):
  Interest and other, net........  (22,046)    (64,645)    (9,118)   (17,257)
                                  --------  ----------   --------   --------
Income Before Income Taxes,
 Extraordinary Item and
 Cumulative Effect of Accounting
 Change..........................  109,528     121,999     28,824     30,541
  Provision for income taxes.....  (40,580)    (46,601)   (10,333)   (11,058)
                                  --------  ----------   --------   --------
Income Before Extraordinary Item
 and Cumulative Effect of
 Accounting Change...............   68,948      75,398     18,491     19,483
  Extraordinary loss on early
   extinguishment of debt, net of
   income tax benefit of $484....      --          --        (898)      (898)
  Cumulative effect of change in
   accounting for preopening, net
   of income tax benefit of
   $4,399........................      --          --      (8,168)    (8,168)
                                  --------  ----------   --------   --------
Net Income....................... $ 68,948  $   75,398   $  9,425   $ 10,417
                                  ========  ==========   ========   ========
Basic Income Per Share of Common
 Stock:
  Income before extraordinary
   item and cumulative effect of
   accounting change............. $   1.24  $     1.27   $   0.34   $   0.36
  Extraordinary item, net........      --          --       (0.02)     (0.02)
  Cumulative effect of accounting
   change, net...................      --          --       (0.15)     (0.15)
                                  --------  ----------   --------   --------
  Net income per share........... $   1.24  $     1.27   $   0.17   $   0.19
                                  ========  ==========   ========   ========
Weighted Average Shares
 Outstanding.....................   55,678      59,221     55,376     55,610
                                  ========  ==========   ========   ========
Diluted Income Per Share of
 Common Stock:
  Income before extraordinary
   item and cumulative effect of
   accounting change............. $   1.22  $     1.26   $   0.33   $   0.34
  Extraordinary item, net........      --          --       (0.02)     (0.02)
  Cumulative effect of accounting
   change, net...................      --          --       (0.14)     (0.14)
                                  --------  ----------   --------   --------
  Net income per share........... $   1.22  $     1.26   $   0.17   $   0.18
                                  ========  ==========   ========   ========
Weighted Average Shares
 Outstanding.....................   56,342      59,901     56,646     56,973
                                  ========  ==========   ========   ========

Pro Forma Selected Balance Sheet Information:

                              At December 31, 1998         At March 31, 1999
                          ---------------------------- --------------------------
                            Actual   As Adjusted(2)(3)   Actual    As Adjusted(2)
                          ---------- ----------------- ----------  --------------
Working capital.........  $   18,715    $    2,705     $  (13,447)   $  (13,447)
Total assets............   1,773,794     2,538,848      2,538,855     2,538,855
Total assets less excess
 of purchase price over
 fair market value of
 net assets acquired,
 net....................   1,736,220     2,501,274      2,501,537     2,501,537
Current and long-term
 indebtedness...........     552,827     1,279,683      1,012,117     1,312,717
Shareholders' equity....     964,381       907,248      1,222,306       921,706
Other Data:
Book value per share
 (4)....................  $    18.53    $    16.33     $    19.78    $    16.52

--------
(1) Assumes the following transactions occurred as of the beginning of each period presented: (a) the acquisition of Primadonna Resorts, Inc. for approximately 9.5 million shares of MGM Grand, Inc. stock and the assumption of approximately $315 million of debt (including 50% of New York- New York debt) accounted for as a purchase, (b) the reallocation of revenues and expenses from unconsolidated affiliate since New York-New York became a wholly-owned consolidated subsidiary of MGM Grand, Inc. as a result of the Primadonna acquisition, (c) the elimination of income and expenses related to activity between MGM Grand, Inc. and New York-New York, (d) interest expense associated with the additional draw downs under the company's senior reducing revolving credit facility of $300.6 million used to finance the repurchase of 6,000,000 shares at the company's borrowing rate of 6% and using a statutory tax rate of 35%, and
     (e) the impact on the provision for income taxes of the transactions above. Summary financial information for Primadonna and New York-New York used in the pro forma summary consolidated financial information above is as follows:

                             Primadonna Resorts, Inc.      New York-New York
                             ------------------------- -------------------------
                                            For the                   For the
                             For the year three months For the year three months
                                ended        ended        ended        ended
                             December 31,  March 31,   December 31,  March 31,
                                 1998         1999         1998         1999
                             ------------ ------------ ------------ ------------
   Net Revenues.............   272,866       64,392      219,107       54,915
   Operating Income.........    55,213       13,874       76,628       17,274
   Net Income...............    18,143        5,877       60,066       11,497

  Primadonna Resorts, Inc. historical financial information includes revenue of $38,409 and $6,099, respectively, and interest expense of $8,376 and $1,058, respectively, recognized by Primadonna related to Primadonna's 50% ownership interest of New York-New York.

  MGM historical financial information includes revenue of $38,362 and $6,084, respectively, interest expense of $8,376 and $1,058, respectively related to MGM's 50% ownership of New York-New York.

  The acquisition of Primadonna Resorts, Inc. and the remaining 50% of New York-New York was effective March 1, 1999. Accordingly, net revenues, operating income, and net income for the month of March for Primadonna Resorts, Inc. included in the MGM historical financial statements as of March 31, 1999 were $20,305, $4,022 and $1,829, respectively. Net revenues, operating income, and net income for the month of March for New York-New York included in the MGM historical financial statements as of March 31, 1999 were $19,738, $5,069 and $1,734, respectively.

(2) The pro forma balance sheet amounts for both periods were adjusted for the 6,000,000 share repurchase at an approximate cost of $300.6 million, including transaction fees, financed by a drawdown under the company's credit facility.

(3) The pro forma balance sheet for December 31, 1998 was adjusted to include the merger with Primadonna Resorts, Inc.

(4) Book value per share was calculated by dividing total stockholders' equity by the number of shares outstanding. The pro forma book value per share amounts for both periods were adjusted for the 6,000,000 share repurchase at an approximate cost of $300.6 million, including transaction fees.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the ratio of earnings to fixed charges for the company for the periods indicated:

                             Year Ended December 31,      Three Months Ended March 31,
                         ------------------------------- -------------------------------
                          1997   1998        1998         1998   1999        1999
                         ------ ------ ----------------- ------ ------ -----------------
                         Actual Actual As Adjusted(2)(3) Actual Actual As Adjusted(2)(3)
Ratio of Earnings to
 Fixed Charges (1)...... 10.11   2.40        1.81         3.26   2.33        1.88

--------
(1) For purposes of computing the foregoing ratios: (i)"Earnings" consist of income from continuing operations before income taxes and fixed charges, adjusted to exclude earnings in excess of distributions from New York-New York, capitalized interest, and (ii)"Fixed Charges" consist of interest, whether expensed or capitalized, amortization of debt discount and issuance costs, the company's proportionate share of the interest cost of 50% owned joint ventures (such as the limited liability company which owns New York-New York) and the estimated interest component of rental expense.

(2) Interest expense, capitalized interest and the provision for income taxes have been adjusted as if the repurchase of 6,000,000 shares for approximately $300.6 million occurred on January 1, 1998 and January 1, 1999, respectively, and the repurchase was financed by a drawdown under the company's credit facility.

(3) The pro forma Ratio of Earnings to Fixed Charges for the year ended December 31, 1998 and the three months ended March 31, 1999 was adjusted to include the merger with Primadonna Resorts, Inc. and the effects of the share repurchase.

  Additional Information. We are subject to the informational filing requirements of the Securities Exchange Act of 1934 and, in accordance therewith, are obligated to file reports and other information with the Securities and Exchange Commission relating to our business, financial condition and other matters. Information, as of particular dates, concerning our directors and officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of such persons in transactions with us is required to be disclosed in proxy statements distributed to our stockholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 2120, Washington D.C. 20549; at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The Commission also maintains a web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy statements and other information concerning us also can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which the shares are listed.

  Forward-Looking Statements. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included or incorporated by reference in this offer to purchase contains statements that are forward-looking, such as statements relating to plans for future expansion and other business development activities, as well as other capital spending, financing sources, the effects of regulation, including gaming and tax regulations, and competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the company. These risks and uncertainties include, but are not limited to, those relating to:

  - Development and construction activities;

  - Dependence on existing management;

  - Leverage and debt service, including sensitivity to fluctuations in interest rates;

  - Domestic or global economic conditions, including sensitivity to fluctuations in foreign currencies;

  - Changes in federal or state tax laws or the administration of such laws;

  - Changes in gaming laws or regulations, including legalization of gaming in certain jurisdictions; and

  - The requirement to apply for licenses and approvals under applicable jurisdictional laws and regulations (including gaming laws and regulations).

12. Effect of the Offer on the Market for Shares; Registration under the Securities Exchange Act

  Our purchase of shares in the offer will reduce the number of shares that might otherwise trade publicly and is likely to reduce the number of stockholders. Nonetheless, there will still be a sufficient number of shares outstanding and publicly traded following the offer to ensure a continued trading market in the shares. Based on the published guidelines of the NYSE, we do not believe that our purchase of shares pursuant to the offer will cause our remaining shares to be delisted from such exchange.

  The shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the shares. The company believes that, following the purchase of shares pursuant to the offer, the shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

  The shares are registered under the Securities Exchange Act, which requires, among other things, that we furnish certain information to our stockholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of our stockholders. We believe that our purchase of shares in the offer will not result in the shares becoming eligible for deregistration under the Securities Exchange Act.

13.  Certain Legal Matters

  We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of shares as contemplated in the offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of shares as contemplated by the offer. Should any such approval or other action be required, we currently contemplate that we will seek such approval or other action. We cannot predict whether we may determine that we are required to delay the acceptance for payment of, or payment for, shares tendered in the offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligations under the offer to accept for payment and pay for shares are subject to certain conditions. See Section 6.

14.  Certain United States Federal Income Tax Consequences

  In General. The following summary describes certain United States federal income tax consequences relevant to the offer. The discussion contained in this summary is based upon the Internal Revenue Code of 1986, existing and proposed United States Treasury regulations promulgated thereunder, rulings, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis. As discussed below, depending upon a stockholder's particular circumstances, our purchase of such stockholder's shares pursuant to the offer may be treated either as a sale or a dividend for United States federal income tax purposes. Accordingly, such a purchase generally will be referred to in this section of the offer to purchase as an "exchange" of shares for cash.

  Scope. This summary does not apply to shares acquired as compensation, including shares acquired upon the exercise of options or which were or are subject to forfeiture restrictions. The summary also does not address the state, local or foreign tax consequences of participating in the offer. The summary discusses only shares held as capital assets, within the meaning of
Section 1221 of the Code, and does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to certain types of stockholders, such as certain financial institutions, dealers in securities or commodities, insurance companies, tax-exempt organizations or persons who hold shares as a position in a "straddle" or as a part of a "hedging" or "conversion" transaction for United States federal income tax purposes. In particular, the discussion of the consequences of an exchange of shares for cash pursuant to the offer applies only to a United States stockholder. For purposes of this summary, a "stockholder" is a holder of shares that is (1) a citizen or resident of the United States, (2) a corporation, partnership or other entity created or organized in or under the laws of the United States, any state or any political subdivision thereof, or (3) an estate, the income of which is subject to United States federal income taxation regardless of its source or
(4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States trustees have the authority to control all substantial decisions relating to the trust. This discussion does not address the tax consequences to foreign stockholders who will be subject to United States federal income tax on a net basis on the proceeds of their exchange of shares pursuant to the offer because such income is effectively connected with the conduct of a trade or business within the United States. Such stockholders are generally taxed in a manner similar to United States holders; however, certain special rules apply. Foreign stockholders who are not subject to United States federal income tax on a net basis should see Section 3 for a discussion of the applicable United States withholding rules and the potential for obtaining a refund of all or a portion of the tax withheld. Each stockholder should consult such stockholder's tax advisor as to the particular consequences of participation in the offer.

  Characterization of the Sale. An exchange of shares by a stockholder pursuant to the offer will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under any applicable state, local and foreign tax laws. The United States federal income tax consequences of such exchange to a stockholder may vary depending upon the stockholder's particular facts and circumstances. Under Sections 302 and 304 of the Code, an exchange of shares by a stockholder to the company pursuant to the offer will be treated as a "sale or exchange" of such shares for United States federal income tax purposes, rather than as a deemed distribution by the company with respect to shares continued to be held, or deemed to be held, by the tendering stockholder, if the receipt of cash upon such exchange (1) is "substantially disproportionate" with respect to the stockholder, (2) results in a "complete termination" of the stockholder's interest in the company, or
(3) is "not essentially equivalent to a dividend" with respect to the stockholder. These Section 302 tests are explained more fully below.

  If any of the Section 302 tests are satisfied, and the sale of the tendered shares is therefore treated as a "sale or exchange" of such shares for United States federal income tax purposes, the tendering stockholder will recognize capital gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the offer and the stockholder's adjusted tax basis in the shares sold pursuant to the offer. Any such gain or loss recognized by individuals, trusts or estates will be long-term capital gain or loss if the shares have been held for more than 12 months.

  If none of the Section 302 tests are satisfied, then, to the extent our current and accumulated earnings and profits, the tendering stockholder will be treated as having received a dividend taxable as ordinary income in an amount equal to the entire amount of cash received by the stockholder pursuant to the offer, without reduction for the adjusted tax basis of the shares sold pursuant to the offer, no loss will be recognized, and, subject to reduction as described below for corporate stockholders eligible for the dividends-received deduction, the tendering stockholder's adjusted tax basis in the shares exchanged pursuant to the offer will be added to such stockholder's adjusted tax basis in its remaining shares, if any. No assurance can be given that any of the Section 302 tests will be satisfied as to any particular stockholder, and thus no assurance can be given that any particular stockholder will not be treated as having received a dividend taxable as ordinary income. If the exchange of shares by a stockholder is not treated as a sale or exchange for federal income tax purposes, any cash received for shares pursuant to the offer in excess of our current and accumulated earnings and profits will be treated, first, as a nontaxable return of capital to the extent of the stockholder's shares, and thereafter, as taxable capital gain, to the extent the cash received exceeds such basis.

  Constructive Ownership of Stock. In determining whether any of the Section 302 tests are satisfied, a stockholder must take into account not only the shares which are actually owned by the stockholder, but also shares which are constructively owned by the stockholder by reason of the attribution rules contained in Section 318 of the Code, as modified by Section 304 of the Code. Under Section 318 of the Code, as so modified, a stockholder may be treated as owning (1) shares that are actually owned, and in some cases constructively owned, by certain related individuals or entities in which the stockholder owns an interest, or, in the case of stockholders that are entities, by certain individuals or entities that own an interest in the stockholder, and
(2) shares which the stockholder has the right to acquire by exercise of an option or a conversion right contained in another instrument held by the stockholder. Contemporaneous dispositions or acquisitions of shares by a stockholder or related individuals or entities may be deemed to be part of a single integrated transaction which will be taken into account in determining whether any of the Section 302 tests have been satisfied in connection with shares sold pursuant to the offer. Each stockholder should be aware that because proration may occur in the offer, even if all the shares actually and constructively owned by a stockholder are tendered pursuant to the offer, we may purchase fewer than all of such shares. Thus, proration may affect whether a sale by a stockholder pursuant to the offer will meet any of the Section 302 tests.

  Section 302 Tests. One of the following tests must be satisfied in order for the exchange of shares pursuant to the offer to be treated as a sale or exchange for federal income tax purposes.

a. Substantially Disproportionate Test. The receipt of cash by a stockholder will be "substantially disproportionate" if the percentage of the outstanding shares actually and constructively owned by the stockholder immediately following the exchange of shares pursuant to the offer, treating as not being outstanding all shares purchased pursuant to the offer, is less than 80% of the percentage of the outstanding shares actually and constructively owned by such stockholder immediately before the exchange of shares pursuant to the offer, treating as outstanding all shares purchased pursuant to the offer. Stockholders should consult their own tax advisors with respect to the application of the "substantially disproportionate" test to their particular situation and circumstances.

b. Complete Termination Test. The receipt of cash by a stockholder will be a "complete termination" of the stockholder's interest in the company if either (1) all of the shares actually and constructively owned by the stockholder are exchanged pursuant to the offer, or (2) all of the shares actually owned by the stockholder are exchanged pursuant to the offer and, with respect to the shares constructively owned by the stockholder which are not exchanged pursuant to the offer, the stockholder is eligible to waive (and effectively waives) constructive ownership of all such shares under procedures described in Section 302(c) of the Code. Stockholders considering making such a waiver should do so in consultation with their own tax advisors.

c. Not Essentially Equivalent to a Dividend Test. Even if the receipt of cash by a stockholder fails to satisfy the "substantially disproportionate" test and the "complete termination" test, a stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test if the stockholder's exchange of shares pursuant to the offer results in a "meaningful reduction" in the stockholder's proportionate interest in the company. Whether the receipt of cash by a stockholder who exchanges shares pursuant to the offer will be "not essentially equivalent to a dividend" will depend upon the stockholder's particular facts and circumstances. The IRS has indicated in published Revenue Rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." The IRS held, for example, in Rev. Rul. 76-385, 1976-2 C.B. 92, that a reduction in the percentage ownership interest of a stockholder in a publicly held corporation from .0001118% to .0001081% (a reduction of only 3.3% in the stockholder's prior percentage ownership interest) would constitute a "meaningful reduction." Stockholders expecting to rely on the "not essentially equivalent to a dividend" test should consult their own tax advisors as to its application to their particular situation and circumstances.

  If a stockholder sells shares to persons other than the company at or about the time such holder also exchanges shares pursuant to the offer, and the various sales effected by the holder are part of an overall plan to reduce or terminate such holder's proportionate interest in the company, then the sales to persons other than the company may, for United States federal income tax purposes, be integrated with the holder's exchange of shares pursuant to the offer and, if integrated, should be taken into account in determining whether the holder satisfies any of the three tests described above.

  Corporate Stockholder Dividend Treatment. If an exchange of shares pursuant to the offer by a corporate stockholder is treated as a dividend, the corporate stockholder may be entitled to claim a deduction in an amount equal to 70% of the gross dividend under Section 243 of the Code, subject to applicable limitations. Corporate stockholders should consider the effect of
Section 246(c) of the Code, which disallows the 70% dividends-received deduction with respect to any dividend on any share of stock that is held for 45 days or less during the 90-day period beginning on the date which is 45 days before the date on which such share becomes ex-dividend with respect to such dividend. For this purpose, the length of time a taxpayer is deemed to have held stock may be reduced by periods during which the taxpayer's risk of loss with respect to the stock is diminished by reason of the existence of certain options or other hedging transactions. Moreover, under Section 246A of the Code, if a corporate stockholder has incurred indebtedness directly attributable to an investment in shares, the 70% dividends-received deduction may be reduced by a percentage generally computed based on the amount of such indebtedness and the stockholder's total adjusted tax basis in the shares.

  In addition, any amount received by a corporate stockholder pursuant to the offer that is treated as a dividend will constitute an "extraordinary dividend" under Section 1059 of the Code. Generally, an "extraordinary dividend" is a dividend that (1) equals or exceeds 10% of the stockholder's tax basis in its shares (treating all dividends having ex-dividend dates within an 85-day period as a single dividend) or (2) exceeds 20% of the stockholder's adjusted tax basis in the shares (treating all dividends having ex-dividend dates within a 365-day period as a single dividend). Accordingly, a corporate stockholder would be required under Section 1059(a) of the Code to reduce its adjusted tax basis, but not below zero, in its shares by the non-taxed portion of the extraordinary dividend, i.e., the portion of the dividend for which a deduction is allowed, and, if such portion exceeds the stockholder's adjusted tax basis in its shares, to treat the excess as gain from the sale of such shares in the year in which the dividend is received. These basis reduction and gain recognition rules would be applied by taking account only of the stockholder's adjusted tax basis in the shares that were sold, without regard to other shares that the stockholder may continue to own. Corporate stockholders should consult their own tax advisors as to the application of Section 1059 of the Code to the offer, and to any dividends which may be treated as paid with respect to shares sold pursuant to the offer.

  We cannot predict whether or to what extent the offer will be oversubscribed. If the offer is oversubscribed, proration of the tenders pursuant to the offer will cause us to accept fewer shares than are tendered. Therefore, a stockholder can be given no assurance that a sufficient number of such stockholder's shares will be exchanged pursuant to the offer to ensure that such exchange will be treated as a sale, rather than as a dividend, for United States federal income tax purposes pursuant to the rules discussed above.

  If a stockholder who exchanges shares pursuant to the offer is not treated under Section 302 of the Code as having sold such holder's shares for cash, the entire amount of cash received by such stockholder will be treated as a dividend to the extent of our current and accumulated earnings and profits, which we anticipate will be sufficient to cover the amount of any such dividend and will be includible in the stockholder's gross income as ordinary income in its entirety, without reduction for the tax basis of the shares exchanged. No loss will be recognized. The stockholder's tax basis in the shares exchanged generally will be added to such holder's tax basis in such holder's remaining shares. To the extent that cash received in exchange for shares is treated as a dividend to a corporate stockholder, such stockholder will be, (1) eligible for a dividends-received deduction (subject to applicable limitations) and (2) subject to the "extraordinary dividend" provisions of the Code. To the extent, if any, that the cash received by a stockholder exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of such holder's tax basis in the shares and thereafter as capital gain.

  Backup Withholding. See Section 3 with respect to the application of United States federal income tax backup withholding.

  Tax Considerations for Holders of Option Shares. A holder of a non-qualified stock option (or an incentive stock option that as a result of the holder's participation in the offer constitutes a disqualifying disposition of said option) who receives cash in the offer in exchange for option shares will be treated as receiving compensation income per share sold equal to the excess of $50.00 over the exercise price per share of the relevant option. Such income will be taxed to the option holder at ordinary income rates and will be subject to withholding for income and employment taxes. A holder of shares received with respect to the exercise of an incentive stock option more than 12 months prior to the date the shares were purchased will be taxed as described under the heading "characterization of the sale" if any of the
Section 302 tests are satisfied and as described under the heading "characterization of the sale" if none of the Section 302 tests are satisfied.

  The tax consequences of a sale of shares in the offer may vary depending upon, among other things, the particular situation and circumstances of the tendering stockholder. No information is provided herein as to the state, local or foreign tax consequences of the transaction contemplated by the offer. Stockholders are urged to consult their own tax advisors to determine the specific federal, state, local, foreign and other tax consequences of sales made by them pursuant to the offer, including the effect of the stock ownership attribution rules mentioned above.

15. Extension of the Offer; Termination; Amendment

  We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in
Section 6 occur or are deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary and making a public announcement of the extension. We also expressly reserve the right, in our sole discretion, to terminate the offer and not accept for payment or pay for any shares not already accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of such termination or postponement to the depositary and making a public announcement of the termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) under the Securities Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.

  Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in
Section 6 shall occur or are deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to holders of shares or by decreasing or increasing the number of shares being sought in the offer. Amendments to the offer may be made at any time and from time to time effected by public announcement. Such announcement, in the case of an extension, shall be issued no later than 9:00 a.m., New York city time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the offer will be disseminated promptly to stockholders in a manner reasonably designated to inform stockholders of such change. Without limiting the manner in which we may choose to make any public announcement, except as provided by applicable law, including Rule 13e-4(e)(2) promulgated under the Securities Exchange Act, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

  If we make a material change in the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Securities Exchange Act, which require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of such terms or information. If (1) we increase or decrease the price to be paid for shares, we increase or decrease the dealer manager's soliciting fee, we increase the number of shares being sought and such increase in the number of shares being sought exceeds 2% of the outstanding shares, or we decrease the number of shares being sought, and (2) the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, we will extend the offer until the expiration of such period of ten business days.

16. Fees and Expenses

  We have retained Donaldson, Lufkin & Jenrette Securities Corporation to act as the dealer manager in connection with the offer. Donaldson, Lufkin & Jenrette Securities Corporation will receive reasonable and customary compensation for its services as dealer manager. We have agreed to indemnify Donaldson, Lufkin & Jenrette Securities Corporation against certain liabilities in connection with the offer, including certain liabilities under the federal securities laws. Donaldson, Lufkin & Jenrette Securities Corporation has rendered various investment banking and other advisory services to the company in the past, for which they have received customary compensation, and can be expected to render similar services to the company in the future.

  We have retained ChaseMellon Shareholder Services, LLC as information agent and as depositary in connection with the offer, which will receive reasonable and customary compensation for its services. We will also reimburse the information agent and the depositary for out-of-pocket expenses and have agreed to indemnify the information agent and the depositary against certain liabilities in connection with the offer, including certain liabilities under the federal securities laws. The dealer manager and information agent may contact stockholders by mail, telephone, telex, telegraph and personal interviews, and may request brokers, dealers and other nominee stockholders to forward materials relating to the offer to beneficial owners. Neither the information agent nor the depositary has been retained to make solicitations or recommendations in connection with the offer.

  We will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person, other than the dealer managers, for soliciting any shares pursuant to the offer. We will, however, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the offer to the beneficial owners for which they act as nominees. No such broker, dealer, commercial bank or trust company has been authorized to act as our agent for purposes of the offer. We will pay, or cause to be paid, any stock transfer taxes on its purchase of shares, except as otherwise provided in instruction 7 of the letter of transmittal.

17. Miscellaneous

  We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, we will not make the offer to, nor will we accept tenders from or on behalf of, the holders of shares residing in such jurisdiction. In any jurisdiction where the securities or blue sky laws of which require the offer to be made by a licensed broker or dealer, the offer is being made on our behalf by the dealer managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

  Pursuant to Rule 13e-4 promulgated under the Securities Exchange Act, we have filed with the Commission an Issuer Tender Offer Statement on Schedule 13E-4 which contains additional information with respect to the offer. The
Schedule 13E-4, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 11 with respect to information concerning us.

  No person has been authorized to give any information or make any representation on behalf of us or the dealer manager in connection with the offer other than those contained in this offer to purchase or in the related letter of transmittal. If given or made, such information or representation must not be relied upon as having been authorized by us or the dealer manager.

                                          MGM GRAND, INC.

June 17, 1999

                                  SCHEDULE I

                     CERTAIN TRANSACTIONS INVOLVING SHARES

  Except as set forth below, based upon the records of MGM Grand, Inc. and upon information provided to the company by its directors, executive officers, associates and subsidiaries, neither the company nor any of its associates or subsidiaries or persons controlling the company nor, to the best of the company's knowledge, any of the directors or executive officers of the company, nor any associates or subsidiary of any of the foregoing, has effected any transactions in the company's common stock during the 40 business days prior to June 17, 1999.

                                 Date of       Type of       Number     Price
   Name & Title                Transaction   Transaction    of Shares Per Share
   ------------                ----------- ---------------- --------- ---------
   Fred Benninger                5/11/99   Option Exercise   50,000   $  26.00
    Director                     5/11/99   Open Market Sale  50,000      48.00
   Daniel Wade                   5/6/99    Option Exercise   15,000   $ 19.125
    Executive Vice President     5/6/99    Option Exercise   27,500      24.00
    & Chief Operating Officer    5/6/99    Option Exercise   15,000      26.00
                                 5/6/99    Option Exercise   14,000      25.00
                                 5/6/99    Open Market Sale  71,500      46.50
   Scott Langsner                4/26/99   Option Exercise   25,000   $  11.50
    Secretary/Treasurer          4/26/99   Open Market Sale  25,000    43.0625
   Edward Jenkins                4/30/99   Open Market Sale     300   $  44.00
    Vice President               4/26/99   Option Exercise   15,000      24.00
                                 4/26/99   Open Market Sale  15,000    43.0625

  Facsimile copies of the letter of transmittal will be accepted. A holder of shares, other than option shares, or such stockholder's broker, dealer, commercial bank, trust company or other nominee should properly complete and send or deliver the letter of transmittal and certificates for the shares and any other required documents to the depositary at its address set forth below:

                       The Depositary for the Offer is:

                     CHASEMELLON SHAREHOLDER SERVICES, LLC

           By Mail:                By Overnight Courier:             By Hand:
         P.O. Box 3301              85 Challenger Road       120 Broadway, 13th Floor
 South Hackensack, N.J. 07606         Mail Drop-Reorg          New York, N.Y. 10271
  Attn: Reorganization Dept.    Ridgefield Park, N.J. 07660 Attn: Reorganization Dept.
                                Attn: Reorganization Dept.

                   By Facsimile Transmission: (201) 296-4293
Confirm Receipt of Notice of Guaranteed Delivery by Telephone (collect): (201)
                                   296-4860

  Any questions or requests for assistance or for additional copies of this offer to purchase, the letter of transmittal or the notice of guaranteed delivery may be directed to the information agent, at the telephone number and address below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the offer. To confirm delivery of shares, stockholders are directed to contact the depositary.

                    The Information Agent for the Offer is:

                     CHASEMELLON SHAREHOLDER SERVICES, LLC
                             450 West 33rd Street
                                  14th Floor
                           New York, New York 10001
                                (800) 774-5469
                Banks and Brokers Call(collect): (212) 273-8080

                     The Dealer Manager for the Offer is:

                         Donaldson, Lufkin & Jenrette
                                277 Park Avenue
                           New York, New York 10172
                         (212) 892-3000 (call collect)

June 17, 1999